UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ashford, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

044104 10 7

(CUSIP Number)

Monty J. Bennett

14185 Dallas Parkway, Suite 1100

Dallas, Texas 75254

(972) 490-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 11, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 044104 10 7		13D

1	Name of Reporting Person S.S. Or I.R.S. Identification No. of Above Person Ashford Hospitality Trust, Inc.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 598,163

	8	Shared Voting Power 0

	9	Sole Dispositive Power 598,163

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 598,163

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 30.1%

14	Type of Reporting Person CO

CUSIP No. 044104 10 7	13D

Schedule 13D

Item 1                                                            Security and Issuer

This Statement on Schedule 13D (“Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Ashford, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254.

Item 2                                                            Identity and Background

(a) - (c)         Name; Principal Address; Business Address.  The name of the Reporting Person is Ashford Hospitality Trust, Inc.  The Reporting Person is a corporation duly incorporated and existing under the laws of the State of Maryland operating as a real estate investment trust.  The principal and business address of the Reporting Person, and the address of the Reporting Person’s principal business, is 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254.

(d)                                 Criminal Proceedings.  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  Civil Proceedings.  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3                                                            Source and Amount of Funds or Other Consideration

The Reporting Person acquired one hundred (100) shares of Common Stock on or about August 12, 2014, for One Thousand Dollars ($1,000) in connection with the initial organization and capitalization of the Issuer.  Such initial shares of Common Stock were redeemed for One Thousand Dollars ($1,000) as part of the Spin-Off (as defined below) transaction.

On or about November 12, 2014, the Reporting Person acquired an aggregate of 1,626,256 shares of Common Stock by corporate distribution from Ashford OP Limited Partner, LLC, a wholly-owned subsidiary of Ashford Trust (“Ashford OP”).  Ashford OP received such shares of Common Stock in exchange for the transfer of 89,444,134 common units of Ashford Hospitality Advisors LLC, the Issuer’s operating subsidiary, to the Issuer.

On or about November 12, 2014, the Reporting Person distributed an aggregate of 1,028,093 shares of Common Stock pro-rata to its common stockholders such that each common stockholder received one (1) share of Common Stock for each eighty-seven (87) shares of common stock of the Reporting Person held by such common stockholder as of November 11, 2014.  Such distribution was made by the Reporting Person as part of the transaction to spin the Issuer off as a separate publicly-owned entity (the “Spin-Off”).  As part of the Spin-Off transaction, the Reporting Person retained an aggregate of 598,163 shares of Common Stock (the “Shares”).

CUSIP No. 044104 10 7	13D

Item 4                                                            Purpose of Transaction

The Reporting Person acquired 1,626,526 shares of Common Stock of the Issuer to effect the Spin-Off and retained the Shares to limit the taxable gain to be recognized by the Reporting Person so as not to jeopardize the status of the Reporting Person as a real estate investment trust for federal income tax purposes.  The Chief Executive Officer and Chairman of the Board of the Reporting Person also serves as the chief executive officer and chairman of the Board of the Issuer.  Because of this relationship, the Reporting Person may exercise a measure of control over the Issuer.  The Reporting Person currently intends to hold the Shares for investment purposes.  The Reporting Person (its advisors and representatives) continues to evaluate its ownership and voting position in the Issuer and may subsequently consider the following future courses of action:  (i) continuing to hold the Shares for investment; (ii) disposing of all or a portion of the Shares in open market sales or in privately-negotiated transactions; or (iii) acquiring additional shares of Common Stock in open market or in privately-negotiated transactions.  The Reporting Person has not as yet determined which of the courses of action specified in this paragraph it may ultimately take with respect to the Shares or its ownership and voting position in the Issuer.  The Reporting Person’s future actions with regard to this investment are dependent on its, and its advisors’ and governing persons’, evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Common Stock, the Issuer’s business and the business operations of the Reporting Person.

Other than as set forth above or below and as was contemplated by the Spin-Off transaction, the Reporting Person does not have any current plans or proposals that would result in any of the following:

(a)                                 the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, subject to the Reporting Person’s continued evaluation of its holding of the Shares;

(b)                                 an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries (provided, that the Reporting Person may elect to distribute such Shares to its stockholders in a subsequent pro rata distribution or may elect to sell the shares in open market sales or in privately negotiated transactions);

(c)                                  a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)                                 any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board of Directors;

(e)                                  any material change in the present capitalization or dividend policy of the Issuer;

(f)                                   any other material change in the Issuer’s business or corporate structure;

CUSIP No. 044104 10 7	13D

(g)                                  changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                                 causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i)                                     causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)                                    any action similar to any of those enumerated above.

Item 5                                                            Interest in Securities of the Issuer

(a)                                 Aggregate Number and Percentage of Securities.  As of the date of this Statement on Schedule 13D, the Reporting Person beneficially owns an aggregate of 598,163 shares of Common Stock, approximately 30.1% of the Issuer’s outstanding Common Stock.

(b)                                 Power to Vote and Dispose.  The Reporting Person has the sole authority and control over the voting and dispositive power of the Shares identified in response to Item 5(a) above.

(c)                                  Transactions within the Past 60 Days.  During the past sixty (60) days, the Reporting Person (A) acquired (i) an aggregate of 1,626,256 shares of Common Stock, in the Spin-Off transaction (effective November 12, 2014), and (ii) and (ii) 100 shares of Common Stock, as part of the initial organization and capitalization of the Issuer (effective August 12, 2014), and (B) disposed of an aggregate of (i) 1,028,093 shares of Common Stock in the Spin-Off transaction (effective November 12, 2014), (ii) 100 shares of Common Stock by redemption by the Issuer (effective November 12, 2014).  No other shares of Common Stock were acquired or disposed of by the Reporting Person during the past 60 days.

(d)                                 Certain Rights of Other Persons. Not applicable.

(e)                                  Date Ceased to be a 5% Owner.  Not applicable.

Item 6                                                            Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

None.

Item 7                                                            Material to be filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: November 24, 2014	ASHFORD HOSPITALITY TRUST, INC.

	By:	/s/ David A. Brooks
	Name:	David A. Brooks
	Title:	COO